UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 15)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value
(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Patrick Donnelley, Esq.
Vice President and General Counsel
Suite 555 — 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:

Kari MacKay, Esq.	Mark L. Mandel, Esq.
Goodmans LLP	Milbank, Tweed, Hadley & McCloy LLP
Bay Adelaide Centre	One Chase Manhattan Plaza
333 Bay Street, Suite 3400	New York, NY 10005-1413
Toronto, ON M5H 2S7	(212) 530-5026
(416) 979-2211

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014, Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014, Amendment No. 6 to the Schedule 14D-9 filed on April 28, 2014, Amendment No. 7 to the Schedule 14D-9 filed on May 2, 2014, Amendment No. 8 to the Schedule 14D-9 filed on May 5, 2014, Amendment No. 9 to the Schedule 14D-9 filed on May 23, 2014, Amendment No. 10 to the Schedule 14D-9 filed on May 27, 2014, Amendment No. 11 to the Schedule 14D-9 filed on June 24, 2014, Amendment No. 12 to the Schedule 14D-9 filed on June 25, 2014, Amendment No. 13 to the Schedule 14D-9 filed on July 2, 2014 and Amendment No. 14 to the Schedule 14D-9 filed on July 17, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”).  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 15 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 15 is being filed by Augusta in connection with HudBay Minerals Inc.’s (“HudBay”) offer to acquire all of the outstanding common shares of Augusta (“Augusta Shares”) not already owned by HudBay or its affiliates for consideration per Augusta Share of 0.315 of a common share of HudBay and 0.17 of a warrant to acquire a common share of HudBay (the “Revised Offer”) which was made on July 2, 2014 pursuant to the terms and conditions of the Support Agreement dated June 23, 2014, between Augusta and HudBay.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by the following:

On July 29, 2014, HudBay announced that it has taken up the additional 6,100,762 Augusta Shares that were validly deposited under the Revised Offer, which has terminated. HudBay now owns 145,393,108 (approximately 96%) of the outstanding Augusta Shares. HudBay announced that it intends to acquire, through a subsequent acquisition transaction, the Augusta Shares it does not already own for the same consideration per Augusta Share as was paid under the Revised Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: July 30, 2014	By:	/s/ Patrick Donnelly
		Name:	Patrick Donnelly
		Title:	Vice President and General Counsel

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